[SECURE COMPUTING LETTERHEAD]

August 18, 2003

BY EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Loryn Zerner

Secure Computing Corporation

Post-Effective Amendment to

the Registration Statement on Form S-3 (No. 333-86638)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Secure Computing Corporation (the “Registrant”) hereby applies to have withdrawn the above-referenced Post-Effective Amendment to the Registration Statement on Form S-3 (the “Post-Effective Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2002. Such withdrawal is consistent with the public interest and the protection of investors.

The Post-Effective Amendment purports to amend the Registrant’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on March 19, 2002. The Registration Statement became effective on May 13, 2002 and registered an aggregate of 300,354 shares of the Registrant’s common stock (the “Shares”) for resale by Network Associates, Inc. (“Network Associates”). The Shares were issued to Network Associates pursuant to an Asset Purchase Agreement between the Registrant and Network Associates dated as of February 12, 2002, under which the Registrant purchased certain assets of Network Associates in consideration of the Shares.

The Post-Effective Amendment was erroneously filed with the Commission based upon a miscommunication between the Registrant and its filing agent. Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the Commission as soon as possible. The Registrant believes that it is important that the Post-Effective Amendment be withdrawn because (i) the Shares have already been registered under the Registration Statement, which has been declared effective, (ii) the information contained in the Post-Effective Amendment is incorrect and outdated and potentially misleading and (iii) it would be confusing and duplicative to allow the Post-Effective Amendment to remain outstanding. No Shares have been resold under the Post-Effective Amendment. The Registrant also request that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the

Commission in connection with the filing of the Post-Effective Amendment be credited for future use for the Registrant’s account.

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned at Secure Computing Corporation, 4810 Harwood Road, San Jose, CA 95124 and to Kyle V. Guse at Heller Ehrman White & McAuliffe LLP, 275 Middlefield Road, Menlo Park, CA 94025.

Please contact Mr. Guse at (650) 324-6715 if you have any questions regarding the withdrawal of the Post-Effective Amendment.

Very truly yours,

/S/    MARY K. BUDGE

Secure Computing Corporation

Mary K. Budge

Secretary and General Counsel

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